Exhibit  99.1

ASX ANNOUNCEMENT

July 10, 2013

U.S. Patent Office Allows First Patent to ImmunAid

Melbourne, Australia; July 10, 2013: Genetic Technologies Limited (ASX: GTG, NASDAQ: GENE) is pleased to advise that ImmunAid Limited, in which GTG holds a 45% direct equity interest and is currently the largest shareholder, has just been advised that its first U.S. patent has now been formally allowed by the relevant U.S. Government authority, the United States Patent and Trademark Office.

As previously reported to the Market, ImmunAid has been working since 2001 to research, develop and refine an entirely new - and potentially revolutionary - treatment strategy for patients with life-threatening diseases such as cancer and auto-immune disease, whereby the unique immune cycle of each individual patient is monitored on an individual basis, in order to determine the precise optimal time to deliver treatment to that individual patient.  Such treatment might still include chemotherapy, or radiotherapy or immunotherapy, etc. - but in every case, the treatment is carefully administered within a unique “window of opportunity” which ImmunAid can now identify for each individual patient.

This new treatment strategy has since been tested on cancer patients in Australia and USA with extremely encouraging results and is now steadily building a momentum of supporting articles and commentaries in relevant medical journals, medical conferences and the general media.

In late 2011, the granting of a first European patent to ImmunAid justified a first round of funding for ImmunAid, and it may now be assumed that this latest achievement - of a first patent being allowed in USA - will likewise justify a second round of funding and investor support for ImmunAid to enable it to further expand the application of its breakthrough in human disease and even in animal disease, thereby supporting ImmunAid’s further progress towards the commercialization of this exciting new technology.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson	Ms. Laura Forman (USA)
VP Global Licensing and IP	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103

Phone: +61 419 657 915

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is a company listed on both the ASX and NASDAQ with operations in the USA and Australia.  For more information, please visit www.gtglabs.com.

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Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and of 1995.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited• Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office• 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040